
NUDE FOODS
MARKET
Fill your belly instead of your garbage can.
CONDIMENTS
FERMENTED

INVEST IN **NUDE FOODS MARKET**

Probably the most sustainable grocery store on Earth

nudefoodsmarket.com Boulder, CO

Food & Beverage Retail Brick & Mortar Sustainability

Highlights

1. We've already saved more than 1 million pieces of single use packaging from ever being used.
2. We've generated $5 million in lifetime sales with just our first location.
3. The company has grown 53% a year on average since 2021.
4. Named one of the Top 15 Independent Grocers in the US by Progressive Grocer Magazine.
5. Customers love us! We have more than 200 5 star reviews!
6. We have over 14,000 people signed up to our weekly newsletter.
7. We've reduced our labor cost to fill a jar by 50% prior to adding automation.
8. We have have 2 locations, offer ecommerce and are currently launching on Instacart.

Featured Investors



Justin Gold Follow

Founder of Justin's Nut Butter which sold to Hormel Foods in 2016 for $286 million. Justin is now Chief Innovation and Strategy Officer at Rudi's

"We need more and better alternatives to the mainstream grocery experience. Nude Foods is disrupting our relationship with food and packaging, and that is a good thing!"



Jake Plummer Follow Invested $5,000

Jake Plummer played football for the ASU Sun Devils, Arizona Cardinals and our home town team, the Denver Broncos Jake is now an advocate for natural medicine and healthy eating and is the co-founder of UMBO Functional Mushrooms and also MycoLove Farm.
en.wikipedia.org

"I was raised in a family filled with good humans that loved to be outdoors in nature. My Mother taught me the importance of a healthy mind, body and spirit through eating good food and this is exactly what Nude Foods provides. Good food that is both good for people and the planet."



Tom Virden Follow Invested $25,000

Founder and Exec Chairman of Boatbookings.com - the world leader in online yacht charter Co-Founder - Nymbl Science Adjunct Professor at CU Boulder - Demming Center for Entrepreneurship International Director at Lastminute.com (sold for $120m)

"I invested in Nude Foods because they have pioneered local, sustainable, plastic-free food retail unlike any other company - they are probably the most sustainable food store on the planet. I have been a customer since day one not just because they are plastic free, they also do all the hard work for you in understanding the most sustainable, local, healthy products. It's appalling the amount of plastic waste we see in all other food stores - Nude Foods delivers top quality food the way it should be. Nude Foods is the first stop for anyone who is concerned about our climate crisis and plastic pollution."



Leah and Tony Murphy Follow Invested $100,000

Leah and Tony believe in investing in innovative start-ups driven by a sense of true purpose in addition to profit.

"We believe Nude Foods Market is the future. We love shopping there!"



Ora Goldman Follow Invested $15,000

Founder / CEO of Mekorma and leader in ERP software integration

"I Invested in Nude Foods after learning about the tremendous amount of garbage dumps in the world and ocean. I also love the choices of fresh, whole and organic foods that are offered. I would love it if every grocery store had a "nude" section and want to do what I can."



Philip Ogren Follow Invested $50,000

Consulting Research Scientist at Oracle

"Every weekend I load up the trailer on my e-bike with empty jars and ride over to the Boulder Nude Foods which is conveniently located just off a major bike trail. Nude Foods has quickly become our #1 grocery store to feed our family and I'm so proud to be a part of this effort. Thank you for making zero-waste options so convenient!"



Julie Smith Follow Invested $50,000

Coors Brewery for 19 years, focus on water and wastewater, utilities project management, environmental sustainability, waste reduction, energy reduction and water reduction. Founder of Aspire Colorado, a sustainable skin care brand.

"I am a proud investor in Nude Foods because it's the most progressive bulk store I've ever seen. Nude Foods has taken bulk to a whole new level that we desperately need to help our planet, when single-use containers make up 8.5% of our obscene carbon footprint in this country."



Miles Freyer Follow Invested $50,000

Experience in Entertainment, StartUp, and Decision Science Industry University of Southern California and University of Denver Alumni Investor in Real Estate and StartUps

"I invested in Nude Foods because there's a lot more plastic wrapping my food than the material in a single plastic bag. The most important R in the 3 R's of recycling is "Reduce" and Nude Foods is combining that with local products and great pre-made meals., It's a game changing combination."



Daniel Epstein
Syndicate Lead

Follow

Invested $20,000

Another Boulder vegan who appreciates how easy you've made it to shop zero waste, locally sourced amazing food

"I've invested into dozens of companies as an angel investor and Nude Foods stands out amongst the rest. I exclusively invest into ventures that are using profit and technology as a tool to pull a more regenerative future into the present. I believe that the team at Nude Foods, and that their founder, Verity Noble, are uniquely well positioned achieve this goal and to do so at national scale. I also live in Boulder and Nude Foods has been my favorite local business ever since it first sprung on the scene. As a reoccurring customer they have created a new model for a grocery that is better than anything I could have imagined for myself. I see a future where they can scale their approach regionally and then nationally. I feel they are well positioned to do what Whole Foods did over the past two decades — but Nude Foods will do it in a more sustainable, local, nutritions and regenerative way and in a way that is more aligned with the desires and needs of consumers today. If anyone is well positioned to disrupt the grocery store market for the better, I believe it's them. And I believe that Verity is the right leader to take the business from where it is to where she and the team envision it going. As an investor, I also feel the terms are fair and that they are simple and clear — which is always appreciated."



Other investors include Alyssa Gillespie

Our Team



Rachel Irons CEO/COO

Rachel is a two time entrepreneur and has been working in the food industry since she was 16. She has spent the past decade helping communities on the front range and beyond reimagine the ways they interact with our food systems.



Verity Noble CMO

- Founded 3 successful businesses with the first named runner up in 'Yahoo! Finds of the Year 2007' - Placed in the top 100 of the Courvoisier Future 500, 'an elite network of the rising stars in the UK'. - Built 3 communities of 10,000+ people - MBA



Matt Arnold CFO

- Founder of 4 businesses in the food and impact space. - MBA from a top 10 business school - Husband and father of 3.

Pitch

Imagine a world where grocery shopping doesn't result in overflowing trash cans in our homes and dangerous microplastics in our bodies.

That's what we're building.


NUDE FOODS MARKET
SUSTAINABLE MEALS, GROCERIES & GOODS
Probably the Most Sustainable Grocery Store in the World

Problem:

Every piece of plastic ever made still exists today. The average person unknowingly consumes between 78,000 and 211,000 microplastic particles every year. And a staggering 63% of personal trash comes from grocery packaging.


EVERY PIECE OF PLASTIC EVER MADE STILL EXISTS TODAY.
63% OF PERSONAL TRASH COMES FROM GROCERY PACKAGING
THE AVERAGE PERSON CONSUMES 78,000–211,000 MICROPLASTIC PARTICLES PER YEAR.
MICROPLASTICS CAUSE MAJOR HEALTH ISSUES. TRUE IMPACT AS YET UNKNOWN.

Consumers are more aware than ever and they're demanding solutions. There is a growing tsunami of consumer discontent with the status quo.

Consumer Concern is Growing...

There's **growing consumer concern** over plastics in the environment and **microplastics in their bodies**. **Consumers are demanding companies take action**.

4 out of 5 Americans said they **would buy plastic free goods** or products given the option

4 out of 5 People want it to be easier to find sustainable products

4 out of 5 People say they are very concerned about the increasing amount of plastic waste that goes into landfills

Almost 9 in 10 Gen Z and millennial respondents say they are very concerned about ocean pollution

Growth in sustainable CPGs is **triple** conventionally marketed CPGs


x3
Sustainable CPGs
x0
Conventionally Marketing CPGs

Our answer is simple: We have created (probably) The Most Sustainable Grocery Store in the World where we help fill your pantry, not your garbage can.

The Solution:

Nude Foods Market eliminates single-use packaging through a seamless, pre-filled jar system. Unlike traditional bulk stores where shoppers have to weigh and label products themselves, our model is as easy as conventional grocery shopping—but without the waste.


NUDE FOODS
MARKET
That is why we created...
NUDE
FOODS
MARKET
(Probably)
The Most Sustainable Grocery Store in the World!

We're Not Just Another Refill Store...





HARD MODE

Traditional Bulk Model

The customer has to spend a bunch of time measuring out and labeling their food items.

EASY MODE

Nude Foods Market

Jars are pre filled by us! All the customer needs to do is pick out their food stuffs and put them in their shopping cart just like a conventional grocery store.

It's simple: Customers pick up pre-filled jars, enjoy their food, and return the empties. We clean, sanitize, and refill them, creating a closed-loop system that keeps packaging out of landfills.

How It Works


Refilled jars are stocked and ready for customers
Customers choose from thousands of products in reusable packaging
PRE-FILL MODEL
Nude Foods cleans, sanitizes, and refills jars
Customers return jars the next time they shop

Traction and Growth:

And it's working! Since launching, we have avoided over a million pieces of packaging ever being used, grown revenue by an average of 53% per year, and generated over $5 million in lifetime sales—all with just our first location. With two stores and an e-commerce platform, we're proving that sustainable grocery shopping is not just a niche idea, but a scalable business model.



We've already...

- Saved **ONE MILLION** pieces of packaging
- Grown revenue on average 53% per year since 2021
- Generated more than **$5 MILLION** in lifetime sales with just our first location
- Researched & sourced 1500+ Products
- Opened 2 Locations + e-commerce

The Conscious Consumer & Market Demand

Our business is built on a rapidly growing movement: the Conscious Consumer. Today's shoppers—especially Millennials and Gen Z—are actively seeking sustainable options. Consider these numbers:

- **4 out of 5 consumers** say they would choose plastic-free products if available.

- **Growth in sustainable consumer packaged goods (CPGs) is triple** that of conventional products.
- **Almost 9 in 10 Gen Z and Millennials** are very concerned about ocean pollution and plastic waste.


Nude Foods is a one stop shop for the Conscious Consumer.
INFINITELY REUSABLE PACKAGING
ORGANIC WHENEVER POSSIBLE
ZERO WASTE HOUSEHOLD PRODUCTS
SUPPORT REGENERATIVE AGRICULTURE
TRULY SUSTAINABLE ANIMAL PRODUCTS
LOW TO NO SUGAR
CLEAN HEALTHY FOOD
REDUCE FOOD WASTE
LOCAL FIRST = LOW FOOD MILES
IN-HOUSE CHEFS

Consumers want a better way to shop, and right now, there aren't enough options. That's why Nude Foods Market stands out. We don't just sell sustainable groceries—we make it easy and convenient. By offering pre-filled, ready-to-go reusable packaging, we remove the barriers that often prevent consumers from making sustainable choices.

And the proof is in the numbers—our customers are loyal, engaged, and growing every day. We have:

- **Over 18,000 subscribers** on our newsletter.
- **Almost 10,000 Instagram followers.**
- **Paid memberships growing 5% per month.**


I SHOP
NUDE
Customers LOVE
Nude Foods Market
More than 220 5* reviews on Google
Over 18,000 signed up to our newsletter
Almost 10,000 Instagram followers
Our best performing Instagram post received 344,303 views, 29,152 interactions, 15k likes, 126 comments & 9.9k shares
Paid Memberships are growing 5% every month

Future Projections are not guaranteed.

Awards, Press & Industry Recognition

People are sitting up and taking notice. The impact of Nude Foods Market hasn't just been felt by our customers—it's being recognized across the industry. We've received multiple awards, including:

- **Top 15 Independent Grocers in the U.S.** by Progressive Grocer Magazine
- **Best of the West for Natural Grocers**
- **Best New Business in Boulder County**
- **Best Women-Owned Business in Boulder County**
- **Best Independent Business in Boulder County**

And these aren't just small wins—these are industry-wide acknowledgments that Nude Foods Market is doing something truly innovative.

Beyond awards, we've also been featured in major press outlets, sparking conversations about the future of grocery shopping. Publications and media have highlighted our mission, our unique zero-waste model, and our rapid growth. This kind of visibility isn't just great for our brand—it proves that people are hungry for sustainable solutions in grocery retail.

Awards, Press & News

So far we have have been selected as:

- One of the Top 15 Independent Grocers in the US by Progressive Grocer Magazine
- Won Best of the West for Natural Grocers
- Best New Business in Boulder County
- Best Women Owned business in Boulder County
- Best Independent business in Boulder County

AND we're about to launch on

instacart


WEEKLY
LOCAL

Consumers are not only choosing us—they're coming back, referring friends, and signing up for memberships. This is the future of grocery shopping, and we're leading the charge.

5% Monthly Growth in Paid MEMBERSHIP


Paid Membership ($15/m) is an optional add on which saves customers time and money
400
300
200
100
0
November 2023
December 2023
January 2024
February 2024
March 2024
April 2024
May 2024
June 2024
July 2024
August 2024
September 2024
October 2024
November 2024
December 2024

Revenue Growth


$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2020
2021
2022
2023
2024
Opened Boulder Store
Opened Denver Store

Sales Growth	
2021	988%
2022	170%
2023	11%
2024	19%

Market Opportunity

The zero-waste industry is at an inflection point—growing just like natural foods did in the 1990s. Consumers are actively searching for plastic-free products, and major grocery players are starting to take notice. We're positioned at the sweet spot of this growing movement.

Hitting the Sweet Spot

Growth of natural and zero waste grocery far outpaces other grocery sectors.



15.00%
10.00%
5.00%
0.00%
Conventional Grocery
Zero Waste
Online Grocery
Organic Grocery



25,000
20,000
15,000
10,000
5,000
0
1 Jan 2020
1 Jan 2022
1 Jan 2024

#zerowaste posts on Instagram have increased exponentially

The zero waste industry is nascent. Massive growth and market consolidation lies ahead, providing an opportunity to do for zero waste today what Whole Foods did for natural foods in the 90s.

Our Team

Behind this vision is a powerhouse team of founders and advisors, including executives from Whole Foods, Wild Oats, and EarthHero. With decades of experience in food retail, supply chain, and sustainable business growth, we have the right expertise to scale this model.

Nude Foods Team

FOUNDERS



Matt Arnold

4 x founder with vast food experience at Salad Grounds Kitchen, The Kitchen Coop & Fresh Thymes



Verity Noble

Founded 3 successful businesses with the first named runner up in 'Yahoo! Finds of the Year 2007'



Rachel Irons

2 x founder

15 yrs experience in the food industry & built a food brand using invasive species

ADVISORS



Will Paradise

Former Regional President of Whole Foods Rocky Mountain Region



Libby Cook

Cofounder of Wild Oats Markets (sold to Wholefoods for $565 million)



Ryan Lewis

Founder of EarthHero.com & former CEO of Tundra Restaurant Supply



Ben Friedland

Former VP of Marketing at Lucky's Market, Wholefoods & Copper Mountain Resort

Our Roadmap & Financials

Looking ahead, we're on track for profitability this year (and in fact ended up hitting it 2 months early) and are preparing to expand to multiple locations. By 2029, we project over $6.8M in revenue, with five stores supported by a central distribution hub.



2020-2021
LAUNCH
First eCommerce sales July 2020 with Kitchen Pick-up and Bicycle Delivery every Wednesday
Opened Boulder store and Production Facility in Sep 2021
2022
BUILD A TEAM
Created Retail, Production and Warehouse teams
Best of Boulder and tons of press
Won over $130K in grant funding
Grew sales by 170% YOY
2023
REPLICATE THE MODEL
Secured 2nd location
Raised $435K from our committed, mission-aligned customers to open a 2nd store
Formed Advisory Board
2024
DEEPEN THE RELATIONSHIP
Launched Membership Program
Opened 2nd store in Denver
Big Expansion in Product Offerings
$1.85MM in Revenue

Future Projections are not guaranteed.

Since building out our team in 2022, we were then able to focus on securing our second location in 2023 and expanding our product offerings. Over the next few years, we plan to:


2025
PROFITABILITY
Fundraise & Launch on Instacart
Invest in Marketing, BizDev, eCommerce, InstaCart onboarding.
Invest in cost-reducing efforts in Production
Cash Flow positive in April
Scout new locations
EXPANSION
Secure sites for 3rd and 4th stores. Open 3rd store.
Scout site for hub and spoke Distribution Center.
Priced Round fundraiser to convert SAFE holders.
2026
2027
CASH FLOW
Open Distribution Center
Open 4th Store
Target double-digit net profit margin.
Scout locations 5-8.
5,000,000 piece of packaging saved!
HUB AND SPOKE
Distribution Center producing 50,000 units per month
COGS at or below 60%
Open 5th store
Annual Sales > $6MM
2028

Future Proj

ections are not guaranteed.

Store Economics:

As we scale, our store economics become increasingly favorable. Currently, a single store generates about $1.3M in revenue with a 26% gross margin. But as we grow to three and five stores, our margins imp

rove significantly—hitting 34% and 39% respectively. Why? Because efficiency gains, volume discounts, and automation help lower costs. Payroll expenses as a percentage of revenue also decrease as we scale, improving overall profitability.

Our Hub & Spoke model is key to this efficiency. A centralized distribution center will allow us to produce, package, and distribute reusable containers more effectively across multiple locations, reducing costs and boosting margins even further. By 2028, we project a gross margin of nearly 40%, making our model not just sustainable for the planet, but also highly profitable.

Efficiency Gains + Larger Volumes = Higher Margins

Cost to fill and wash 1 jar - *DECREASING*				
2020-2021	2022	2023	2024	2025-2028
$1.50	$1.12	$1.04	$0.85	$0.51

Resale Cost of Goods Sold - *DECREASING*			
2020-2022	2023	2024	2025-2028
> 60%	56%	51%	46%

Gross Margin - *INCREASING*			
2023	2024	→	2028
26%	33%		39%

As we gain efficiencies through **process improvement**, **economies of scale** and **automation**, our costs to fill and wash become competitive with mainstream grocery.

Larger volumes allow us to achieve economies of scale in production and procurement, resulting in **decreasing COGS**.

Future Projections are not guaranteed.

Raise Plan

Up to $500K of Growth Capital on a SAFE Agreement, at $7.2MM Post-money Valuation Cap.

Summary

1M
Pieces of packaging saved from ever being created.

53%
Average year over year revenue growth since 2021.

5M
Revenue generated at our first location.

Named in the Top 15 Independent Grocers in the US by Progressive Grocer Magazine, won Best of the West for Natural Grocers, Best New Business in Boulder County, Best Women Owned Business in Boulder County and Best Independent Business in Boulder County.

Raising capital to open 5 stores by 2029